Exhibit 2.1

PURCHASE AND SALE AGREEMENT

Between

Del Taco Restaurant Properties III, a California limited partnership

and

Orion Buying Corp, a Florida corporation

TABLE OF CONTENTS

Paragraph	Subject

1.	Definitions

2.	Consideration, Prorations and Closing Costs

3.	Conditions Precedent to Closing

4.	Due Diligence

5.	Closing

6.	Representations and Warranties

7.	Default and Remedies

8.	Termination in General

9.	Arbitration

10.	Confidentiality

11.	Notices

12.	Miscellaneous Provisions

Exhibit “A”	Restaurants or Restaurant Properties
Exhibit “B”	Purchase Price Allocations
Exhibit “C”	Current Leases
Exhibit “D”	Lease Agreement
Exhibit “E”	Termination of Existing Leases
Exhibit “F”	Estoppel Certificate and Subordination, Non-Disturbance and Attornment Agreement

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT (this “Agreement”) is dated July 24, 2015 (the “Effective Date”), and is between Del Taco Restaurant Properties III, a California limited partnership (“DTRP III”) (the “Seller”) and Orion Buying Corp, a Florida corporation (the “Buyer”).

1. Definitions.

Unless the context of their use in this Agreement requires otherwise, the following words and phrases, when used in the initially-capitalized form, shall have the following meanings:

1.01. Ancillary Purchase Agreements. The phrase “Ancillary Purchase Agreements” shall mean this Agreement and each of the other three Purchase and Sale Agreements dated on the Effective Date, between Buyer and Seller’s affiliates executed concurrently herewith.

1.02. Closing Date. The phrase “Closing Date” shall mean the date upon which the parties consummate the transactions contemplated by this Agreement.

1.03. Contingency Period. The phrase “Contingency Period” shall mean the period of time Buyer will have to complete Buyer’s due diligence, as provided for in Paragraph 4 herein and shall end automatically on the date 28 days after the Effective Date. Buyer may waive the contingency at any time prior to the end of the Contingency Period.

1.04. Current Leases. The “Current Leases” are the leases currently affecting the Restaurant Properties between the Seller and Del Taco as “Tenant”, and as described on the list shown on Exhibit “C” attached hereto and made a part hereof.

1.05. Del Taco. Means Del Taco LLC, a California limited liability company.

1.06. Due Diligence Materials. To assist Buyer during the Contingency Period, a “due diligence data room” has been established at www.nrigwest.com/deltaco containing title commitments, ALTA surveys and Phase I reports for each of the Restaurant Properties, hereinafter called the “Due Diligence Materials”. Seller and Seller’s Broker make no representations or warranties as to the accuracy of these documents.

1.07. Lease. The “Leases” are the new Lease Agreements to be entered into between Buyer as landlord and Del Taco as tenant, substantially in the form attached as Exhibit “D” and made a part hereof, and guaranteed by Del Taco Restaurants, Inc. (“Guarantor”) in the form of the Lease Guaranty attached to the Leases (the “Guaranties”),

1.08. Restaurants. The word “Restaurants” or the phrase “Restaurant Properties” shall mean the Del Taco restaurants shown on the list reflected on Exhibit “A” attached hereto and made a part hereof.

1.09. Termination of Existing Leases. The Current Leases shall be terminated at Closing. The parties shall execute and place with the Closer, the form of “Termination of Existing Leases” substantially in the form attached as Exhibit “E” and made a part hereof.

1.10. Title Company. The phrase “Title Company” or “Closer” shall mean Commonwealth Land Title Insurance Company, 4111 Executive Parkway, Suite 304, Westerville, OH 43081 Attn: Jeremy Freed (800-626-9881) jeremy.freed@fnf.com.

1.11. Other Terms. Other defined terms used throughout this Agreement shall have the meanings as set forth in this Agreement.

2. Consideration, Prorations and Closing Costs.

2.01. Consideration. Buyer shall provide the following consideration for the transaction specified herein.

(A) Consideration. The total purchase price is $15,809,000.00 (“Purchase Price”), all cash at the Closing. The allocations for the Purchase Price are reflected on Exhibit “B” attached hereto, together with the yearly Lease rental.

(B) Earnest Money Deposit. Within two business days after the Effective Date, Buyer shall deposit the sum of $225,000.00 with the Title Company as a deposit toward the Purchase Price by wire transfer of immediately available cash funds to one or more accounts designated by the Title Company (“Original Deposit”).

(C) Additional Earnest Money Deposit. Within two business days after the expiration of the Contingency Period, Buyer shall deposit the sum of $150,000.00 with the Title Company as an additional deposit toward the Purchase Price by wire transfer of immediately available cash funds to one or more accounts designated by the Title Company (“Additional Deposit”).

2.02. Prorations and Closing Costs. Seller and Buyer shall allocate and prorate all expenses and closing costs relating to the acquisition of the fee estates in the Restaurant Properties as follows:

(A) Prorations. Rent under the Leases shall commence on the Closing Date as provided in the Lease Agreements. Rent paid under the Current Leases for the month in which the Closing occurs shall be pro-rated between Seller and Del Taco with Seller reimbursing Del Taco for all rent paid under the Current Leases for the Closing Date and thereafter. The real property taxes shall continue to be paid by Del Taco under the Current Leases and the Lease Agreements.

(B) Fees. Seller shall pay for the transfer taxes relating to all of the deeds. Buyer shall pay all recording fees relating to the filing and recording of the Grant Deed and the memorandum of lease for each of the Restaurant Properties.

(C) Costs. Seller and Buyer each shall pay one-half of all other customary closing costs and fees and charges of the Title Company. Seller shall pay for the cost of a CLTA Title Policy; provided that Buyer shall pay for the additional cost of the ALTA portion of the Title Policy, as well as any attendant title endorsements and survey fees.

3. Conditions Precedent to Closing.

3.01. Conditions to Obligations of Seller. The obligations of Seller under this Agreement shall depend on the satisfaction of the following conditions on or before the Closing Date, unless waived in writing by Seller:

(A) Accuracy of Representations. Prior to the Closing Date, Seller shall not have discovered any material inaccuracy in any representation made by Buyer in this Agreement.

(B) Delivery of Documents. Buyer shall have delivered to Seller or Closer, as applicable, all of the instruments and documents which this Agreement requires it to deliver on or before the Closing Date in accordance with the provisions of this Agreement, including, without limitation, Lease Agreements executed by Buyer in the form attached hereto as Exhibit D with respect to each of the Restaurant Properties.

(C) Limited Partner Approval. The sale of the Restaurant Properties requires approval of a majority in interest of the Limited Partners (“LPs”) of Seller (“LP Approval”). Seller shall commence the notification and subsequent requested vote upon expiration of the Buyer’s Contingency Period, or Buyer’s prior waiver. Buyer’s Original Deposit and the Additional Deposit will remain refundable to Buyer, for this reason only, until such time as the sale is approved or disapproved by the LPs through this process. As promptly as reasonably practicable after expiration of Buyer’s Contingency Period, Seller shall prepare a Proxy Statement and file it with the Securities and Exchange Commission (the “SEC”). Seller shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its LPs as promptly as reasonably practicable after the resolution of any such comments.

(D) Limited Partner Litigation. No litigation, proceeding or controversy initiated by one or more of Seller’s limited partners shall be pending against Seller.

(E) Approvals and Consents. Buyer shall have obtained all approvals, consents and waivers, if any, necessary for Buyer to consummate the transactions contemplated by this Agreement.

3.02. Conditions to Obligations of Buyer. The obligations of Buyer under this Agreement shall depend on the satisfaction of the following conditions, unless waived in writing by Buyer:

(A) Accuracy of Representations. Prior to the Closing Date, Buyer shall not have discovered any material inaccuracy in any representation made by Seller in this Agreement, as if such representation had been made on the Closing Date.

(B) Delivery of Documents. Seller shall deliver to the Closer all of the instruments and documents which this Agreement requires them to deliver on the Closing Date in accordance with the provisions of this Agreement, including, but not limited to (is) Lease Agreements executed by Del Taco in the form attached hereto as Exhibit D with respect each of the Restaurant Properties, together with the Guaranties thereof, (ii) a Termination of Lease executed by each of Del Taco and Seller in the form attached hereto as Exhibit E with respect to the Current Leases; and (iii) estoppel certificates and subordination, non-disturbance and attornment agreements as may be reasonably required by Buyer’s lender and substantially in the form attached hereto as Exhibit F, executed by Del Taco at least five (5) days prior to the Closing Date if requested by Buyer.

(C) Approvals and Consents. Seller shall have obtained all approvals, consents and waivers, if any, necessary for Seller to consummate the transactions contemplated by this Agreement.

(D) ALTA Policy. Buyer receives at the Closing an ALTA policy of title insurance with such endorsements as may be requested by Buyer and its lender insuring title to each Property subject only to matters set forth in the Title Reports, excluding any matters Buyer lists in a Notice of Objection and monetary liens.

(E) Casualty Loss. No one Restaurant Property shall have suffered material damage or destruction unless such damage is covered by insurance, such insurance proceeds and any deductible related to there are either placed in trust for the benefit of Buyer and tenant and available for the tenant to repair the Restaurant Property or paid to Buyer at the closing (except to the extent previously spent toward repair of the damage), tenant under the Leases has committed to fully restore the Restaurant Property and there has not been material damage or destruction of more than one Restaurant Property.

4. Due Diligence Contingency and Title.

4.01 In General. On or prior to the expiration of the Contingency Period, Buyer shall complete all inspections of the Restaurant Properties and review the Due Diligence Materials. Buyer and its authorized agents and representatives shall have the right to enter upon the Restaurant Properties, only upon prior arrangement with Seller, to make any and all reasonable inspections. Should the inspections or the Due Diligence Materials indicate conditions to be unsatisfactory to Buyer prior to the end of the Contingency Period, then upon written notification to Seller, Buyer may cancel this Agreement and the Original Deposit shall be returned to Buyer. Other items reasonably requested by Buyer in Seller’s possession may be provided by Seller, in its sole discretion. However, Seller’s delivery of these items shall NOT extend the Contingency Period and Seller and Seller’s Broker make no representations or warranties as to the accuracy of these documents.

4.02 Title Matters.

(A) Delivery of Title Commitments. Seller has provided to Buyer preliminary title reports or commitments (the “Title Reports”) and copies of all recorded documents for which exception shall be taken.

(B) Survey. Buyer acknowledges that Seller has made available to Buyer surveys of the Restaurant Properties prepared in accordance with the Minimum Standard Detail Requirements for ALTA/ACSM Land Title Surveys jointly established and adopted by ALTA and ACSM in 2005, sufficient to enable the Title Company to issue an ALTA owner’s policy of title insurance (the “Survey”). The Survey shall be obtained at Seller’s sole cost and expense and at or prior to closing shall be reissued in the name of Buyer and its lender.

(C) Approval of Exceptions. During the Contingency Period, Buyer shall have the right to object to any fact, condition, requirement or exception set forth in the Title Reports upon written notice (a “Notice of Objection”) given to Seller no later than ten (10) days prior to expiration of the Contingency Period. Buyer shall be deemed to have accepted any fact, condition, requirement or exception reflected in the Title Reports for which no timely Notice of Objection shall have been timely given. Seller shall have the right, in its sole and absolute discretion and upon written notice to Buyer given no later than ten (10) days from and after the date any Notice of Objection shall have been received by Seller within which to agree attempt to cure any title objection properly noticed by Buyer. Any such cure to a Notice of Objection must be completed by Seller prior to the Closing Date. Seller acknowledges that it will need to comply with the Grantor requirements of Schedule B-1 of each of the title commitments and use its commercially reasonable efforts to remove any such matter Seller has agreed to attempt to cure. Buyer need not object to liens securing money borrowed or mechanics liens, which shall be removed by Seller at or prior to the Closing whether or not listed in the Notice of Objection.

(D) Environmental. Buyer acknowledges that Seller has made available to Buyer a Phase I environmental report for each property (“Phase I”). Prior to the end of the Contingency Period Seller shall deliver to Buyer any Phase II reports recommended in the Phase I reports. All such reports shall be at the sole cost of Seller and at or prior to Closing shall be reissued in the name of Buyer and its lender.

(E) Termination of Agreement. Whether or not Seller shall offer to cure any fact, condition, requirement or exception which is the subject of any Notice of Objection, Buyer thereupon shall have the right, and as Buyer’s sole remedies hereunder to elect either (i) to terminate this Agreement prior to end of the Contingency Period or (ii) to accept title to the Restaurant Properties in such condition as Seller can convey and proceed to Closing hereunder without any claim against Seller on account of the existence of such fact, condition, requirement or exception.

5. Closing.

5.01. Closing. The Closing of the transaction contemplated by this Agreement shall take place at the offices of the Title Company at 4111 Executive Parkway, Suite 304,

Westerville, Ohio 43081, within fifteen business days after the satisfaction or waiver of all conditions provided for in this Agreement, other than conditions to be performed at the Closing. The parties shall prepare all closing documents in advance to allow for the execution of all closing documents by the authorized representatives of the parties prior to the Closing Date. Neither party shall have the obligation to have an authorized representative physically present at the closing. The parties will use good faith efforts to complete concurrent Closings of the transactions provided for in the Ancillary Purchase Agreements, except for any transaction terminated previously, provided that failure to do so shall not constitute a failure of a condition or breach of this Agreement. Either Buyer or Seller shall have the option to delay the Closing up to ten business days to accommodate a concurrent Closing, or such additional time as the parties may in good faith mutually agree.

5.02. Actions at Closing. The following actions shall take place at the closing on the Closing Date:

(A) Actions by Seller. Seller, as applicable, shall take the following actions at the closing on the Closing Date:

(i) Seller shall execute and deliver to the Title Company, the Grant Deeds for each of the Restaurant Properties.

(ii) Seller shall execute and deliver to the Title Company any affidavits that may be required by the Title Company, as contemplated by this Agreement.

(iii) Seller shall execute and deliver to Title Company, the Leases, the Memorandum of Leases, and the Terminations of the Current Leases, all as provided for in this Agreement.

(B) Actions by Buyer. Buyer shall take the following actions at the closing on the Closing Date:

(i) Buyer shall make the wire transfers to the Title Company as specified herein, for the Deposit, the Additional Deposit and the balance of the Purchase Price, at least 1 day prior to the Closing Date.

(ii) Buyer shall execute and deliver to the Title Company any affidavits that may be required by the Title Company, as contemplated by this Agreement.

(iii) Buyer shall execute and deliver to Title Company, the Leases, the Memorandum of Leases, and the Terminations of the Existing Leases, all as provided for in this Agreement.

5.04. Effective Time of Closing Date. The transactions required to take place on the Closing Date shall have effect as among the parties as of 12:01 a.m. on the Closing Date.

6. Representations and Warranties.

6.01. Representations and Warranties of the Seller. Seller represents and warrants to Buyer as follows:

(A) Legal Authority of Seller. Seller is a California limited partnership duly formed, validly existing and in good standing under the laws of the State of California and is qualified to conduct business in the State of California. Seller has full power and authority to own, and/or lease properties (including, without limitation, the Restaurant Properties) and to sell, transfer and convey the Restaurants to Buyer as provided in this Agreement. The general partner of Seller executing this Agreement on behalf of Seller has the authority to bind Seller as contemplated by this Agreement.

(B) No Violation. The execution, delivery and performance of this Agreement by Seller will not result in any breach of or violate or constitute a default under its Limited Partnership Agreement, or any material indenture, mortgage or other agreement or instrument to which it is a party or by which it is bound.

(C) Litigation. No litigation, proceeding or controversy is pending against Seller or, to its knowledge, threatened before any court or governmental agency which would affect the ability of Seller to perform its obligations under this Agreement.

6.02. Representations and Warranties of the Buyer. Buyer represents and warrants to Seller as follows:

(A) Legal Authority of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida and has full power to enter into, perform and carry out this Agreement and the member executing this Agreement on behalf of Buyer has the full authority to do so.

(B) Litigation. No litigation, proceeding or controversy is pending against Buyer or, to its knowledge, threatened before any court or governmental agency which would affect the ability of Buyer to perform its obligations under this Agreement.

(C) No Violation. The execution, delivery and performance of this Agreement by Buyer will not result in any breach of or violate or constitute a default under its articles of incorporation, organizing documents or Bylaws, or any material indenture, mortgage or other agreement or instrument to which it is a party or by which it is bound.

(E) Funds. Buyer currently has adequate funds or financing in place to consummate the transactions contemplated by this Agreement. Lack of financing is not an adequate reason for Buyer’s failure to consummate the transactions contemplated by this Agreement. Seller has relied on Buyer’s financial capability as a material reason for awarding this transaction to Buyer and as a material consideration in the determination of the Purchase Price.

6.03. Broker. CBRE, Inc. (Broker) shall represent the Seller in this transaction. Each party represents to the other that no other agent, broker or other individual or entity acting pursuant to express or implied authority of either party is entitled to a commission or finder’s fee in connection with the transactions contemplated by this Agreement. A sales commission shall be paid to Broker pursuant to a separate agreement between Broker and Seller, only upon the successful closing of Escrow.

7. Default and Remedies.

7.01. Exclusive Remedies of Seller. If a contingency to Seller closing set forth in this Agreement is not satisfied by December 31, 2015, Seller may elect to terminate this Agreement and Buyer shall be refunded the Original Deposit and the Additional Deposit. Notwithstanding the foregoing, if (a) Buyer defaults in the performance of any of its representations, warranties or covenants under this Agreement, and (b) Seller has not defaulted under any of its representations, warranties or covenants under this Agreement, and (c) all of the conditions precedent to the obligations of Buyer have been satisfied, Seller shall have, as its sole and exclusive remedy, the right to terminate this Agreement and thereafter receive the Original Deposit and the Additional Deposit specified in this Agreement (plus interest, if any), as liquidated damages, and not as a penalty, but as reasonable compensation to Seller for damages.

Seller /s/ PH	Buyer /s/ JAS

7.02. Exclusive Remedies of Buyer. Prior to the expiration of the Contingency Period, Buyer may exercise its right to terminate this Agreement under Section 4.02(E)(i) of this Agreement, and thereafter if a contingency to Buyer closing set forth in this Agreement is not satisfied by December 31, 2015, Buyer may elect to terminate this Agreement and thereafter, in either case, Buyer shall receive a refund of the Original Deposit and the Additional Deposit specified of this Agreement (plus interest, if any), as its sole and exclusive remedy under this Agreement. Following expiration of the Contingency Period, if (a) Seller defaults in the performance of any of its representations, warranties or covenants under this Agreement, and (b) Buyer has not defaulted under any of its representations, warranties or covenants under this Agreement, and (c) all of the conditions precedent to the obligations of Seller have been satisfied, Buyer shall have, as its exclusive and sole remedies, the right to elect to either (i) terminate this Agreement and thereafter receive an immediate refund of the Original Deposit and the Additional Deposit specified of this Agreement (plus interest, if any) and recover from Seller Buyer’s reasonable out of pocket costs incurred in connection with the execution, delivery and performance of this Agreement, not to exceed $50,000, as liquidated damages, and not as a penalty, but as reasonable compensation to Buyer for damages, or alternatively (ii) Buyer may bring a suit of specific performance to force Seller to comply with the terms of this Agreement.

Seller /s/ PH	Buyer /s/ JAS

8. Termination in General. Subject to the exclusive remedies of the parties as set forth in Sections 7.01 and 7.02 of this Agreement, either party may terminate this Agreement if the Closing Date shall not have occurred on or before December 31, 2015.

9. Arbitration. Any dispute that may arise in connection with this Agreement or any of the transactions contemplated hereby shall be determined and settled by binding arbitration under the rules and procedures of the American Arbitration Association then in effect. The determination of such dispute by the arbitrator shall be final as to the resolution of such dispute and as to the proper mode of carrying the same into effect. Notwithstanding anything in this Agreement or this Section to the contrary, any such arbitration proceedings shall in no event hinder, delay, or postpone the Closing Date hereunder. The prevailing party to the arbitration may confirm the arbitrator’s award in a court of competent jurisdiction. The foregoing provision shall not preclude Buyer from instituting a suit for specific performance and obtaining injunctive relief relating thereto pending resolution of matters to be determined by arbitration.

10. Confidentiality. Except as may be required in connection with governmental filings and except as required by law or a stock exchange, the Buyer acknowledges and agrees that the confidentiality agreement previously signed by Buyer in connection with the proposed sale remains in full force and effect. Except as required by applicable securities laws, neither Buyer nor Seller shall issue or cause publication of any press release or other public announcement whatsoever concerning the transactions contemplated by this Agreement without the prior written consent of the other party hereto.

11. Notices. Notices by either party shall be in writing, by facsimile or email, by a nationally recognized overnight carrier, personally or by depositing the same in the United States mail, postage prepaid, certified or registered, and addressed to the parties at the following addresses, or such other addresses each party may from time to time designate in writing in the manner as provided for in this Paragraph:

Seller:	Del Taco Restaurant Properties III
c/o Del Taco LLC
25521 Commercentre Drive, Suite 200
Lake Forest, California 92630
Attention: Legal Department

Buyer:	Orion Buying Corp
200 S Biscayne Blvd.
6th Floor
Miami, Florida 33131

12. Miscellaneous Provisions.

12.01. Entire Agreement. This Agreement constitutes the entire agreement of the parties with regard to the subject matter of this Agreement and replaces and supersedes all other written and oral agreements and statements of the parties relating to the subject matter of this Agreement.

12.02. Waiver. The failure of a party to insist in any one or more instances on the performance of any term or condition of this Agreement shall not operate as a waiver of any future performance of that term or condition.

12.03. Assignment. Without prior written consent of the other party, no party may assign any of the party’s rights or delegate any of the party’s obligations under this Agreement. Notwithstanding the foregoing, Buyer may, upon written notice to Seller, assign all or part of its rights under this Agreement to (i) one or more entities who are wholly owned subsidiaries of Buyer or (ii) any person that directly or indirectly controls Buyer, or (iii) Any entity that is affiliated with Buyer meaning a company whereby the Buyer or its principals either serve as a Manager or for which Buyer will be the asset manager for the purchasing company post-closing. Any assignment shall not relieve any obligations that Buyer has under this Agreement

12.04. Exhibits. The parties incorporate all exhibits into this Agreement for all purposes. However, in the event of a conflict between the body of this Agreement and any exhibit, the exhibit shall control.

12.05. Governing Law. Notwithstanding the place where the parties execute this Agreement, the internal laws of California shall govern the construction of the terms and the application of the provisions of this Agreement.

12.06. Headings and Terminology. The headings used in this Agreement appear strictly for the parties’ convenience in identifying the provisions of this Agreement and shall not affect the construction or interpretation of the provisions of this Agreement. As used in this Agreement, words of number or gender shall include all other numbers and genders, as the context may require.

12.07. Binding Effect. This Agreement binds and inures to the benefit of the parties and their respective successors, legal representatives, heirs and permitted assigns.

12.08. Amendments. No amendments to this Agreement shall become effective or binding on the parties, unless agreed to in writing by all of the parties.

12.09. Time. Time constitutes an essential part of each and every part of this Agreement.

12.10. Expenses. Subject to the other provisions of this Agreement to the contrary and whether or not the parties consummate the transactions contemplated by this Agreement, each of the parties shall pay all costs and expenses of its or their performance of this Agreement.

12.11 Attorneys’ Fees and Costs. The prevailing party to the arbitration shall have the right to an award of its reasonable attorneys’ fees and costs incurred after the filing of the demand and submission. The award shall include an amount for that portion of the prevailing party’s administrative overhead reasonably allocable to the time devoted by the prevailing party’s in-house legal staff.

12.12. Severability. Any provision in this Agreement which is held invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof.

12.13. No Financing Contingency. Seller acknowledges that Buyer may elect to use financing to close this transaction, but Buyer’s obligations, whether under this Agreement or otherwise, will not be subject to any financing contingency or condition in favor of Buyer.

12.14. As Is. The sale of the Restaurant Properties is on an absolute “as is, where is” basis, without representation or warranty, express or implied. The Buyer shall make and rely solely upon its own reports and investigations of the Restaurant Properties during the Contingency Period. Notwithstanding the fact that Seller has made available certain information as provided in paragraph 4 herein, Seller makes no representations as to the accuracy of that information and Buyer shall purchase the Restaurant Properties with no representations by Seller as to the condition of the Restaurant Properties, prior to or subsequent to the Closing Date. Except for the representation and warranty of Seller in Section 6.01(A), which shall survive the Closing Date for a period of two (2) years, none of the representations or warranties of either party shall survive the Closing Date.

12.15. Exchange Cooperation. Buyer and Seller agree to reasonably cooperate with each other, if Buyer desires to effect a 1031 Tax-Deferred Exchange, at no additional cost to Seller, and as long as the transaction contemplated herein shall not be delayed as a result of doing so,

12.16. Vesting. Upon the Closing Date, title to the Restaurant Properties shall be vested as designated by Buyer in writing at least five (5) days prior to the Closing Date.

12.17. Counterparts. The parties may execute this Agreement in counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date of their respective signatures.

Seller:	Del Taco Restaurant Properties III,
a California limited partnership,

	By:	Del Taco LLC,
a California limited liability company
as General Partner

Dated: July 24, 2015	By:	/s/ Peter Honer

	Title:	SVP Finance

Buyer:	Orion Buying Corp,
a Florida corporation

Dated: July 24, 2015	By:	/s/ Joseph A. Sanz

	Title:	President